UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DATTO HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39637	81-3345706
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

101 Merritt 7 Norwalk, Connecticut United States		06851
(Address of principal executive offices)		(Zip code)

Emily Epstein , (888) 995-1431

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from June 1 to December 31, 2021

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Datto Holding Corp. (including its subsidiaries, the “Company”) has filed this Specialized Disclosure Report (“Form SD”). As provided by the Rule, this assessment was conducted on the relevant period of June 1, 2021 to December, 31, 2021 (the “Reporting Period”).

Conflict Minerals Disclosure

The Company has, in good faith and after reasonable due diligence, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether its products contain columbite-tantalite (coltan), cassiterite, wolframite, gold or their derivatives, tin, tantalum, and tungsten (“Conflict Minerals”) originated in the Democratic Republic of the Congo (“DRC”) or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”).

The Company’s RCOI and due diligence processes were as follows:

•	Due diligence included:

•	Review of materials for each of the Company’s products to determine whether the Company had manufactured or contracted to manufacture products,

•	Review of supplier lists for any products that were determined as within the scope of manufacture or contract to manufacture,

•	Verification of any product contents that are known to contain or potentially contain any Conflict Minerals, and

•

Determination as to whether potential Conflict Minerals were incorporated into the finished product and, if so, whether the materials could be attributed to higher-risk areas (e.g., Covered Countries or countries potentially sourcing from Covered Countries).

•

For the Reporting Period, the Company conducted due diligence for products where there may have been a higher risk of those products containing Conflict Minerals and where the Company determined that it may be deemed to manufacture or contract to manufacture such products under the Rule. The Company analyzed and excluded products that it determined it did not manufacture or contract to be manufactured and products that did not include or potentially include Conflict Minerals based on the content of the products and/or the nature of the products.

•

The Company followed the OECD Due Diligence Guidance for Responsible Supply Chains of minerals from Conflict-Affected and High-Risk Areas, and used the Responsible Minerals Initiative’s (RMI) Conflict Minerals Reporting Template (“CMRT”), to request supplier’s information relating to origin and nature of the products’ contents. The Company requested and received from relevant suppliers:

•	Verification of whether or not supplied products contained Conflict Minerals,

•

For supplied products that were verified to contain or potentially contain Conflict Minerals, further verification using the CMRT of the country of origin for any Conflict Minerals included in such products was conducted, and

•	Confirmation as to whether any Conflict Minerals originated from Covered Countries.

•

The Company reached out to the identified suppliers providing the relevant products (approximately five (5) suppliers) and, as needed, followed up with any suppliers that did not initially provide a response or the CMRT form.

Based upon the RCOI described above, the Company was unable to conclusively determine that it had no reason to believe that, during the Reporting Period, Conflict Minerals necessary to the functionality or production of its products may have originated in the Covered Countries, as approximately one supplier indicated that the products they manufacture may contain Conflict Minerals from Covered Countries, though that the respective smelter is validated as conflict free by Conflict-Free Sourcing Initiative (“CFSI”).

In accordance with the SEC’s Division of Corporate Finance April 7, 2017 Public Statement, the Company has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD. The information in this Form SD is publicly available on the Company’s website at https://investors.datto.com/financials/sec-filings/default.aspx; however, the information on the Company’s website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Datto Holding Corp.

(Registrant)

Date: May 31, 2022	By:	/s/ Emily Epstein
Name: Emily Epstein
Title: General Counsel and Secretary